Exhibit 16.1

September 4, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Commissioners:

We have read Item 4.01(a) of Form 8-K dated September 4, 2025, of Red Cat Holdings, Inc. and are in agreement with the statements contained therein concerning our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ dbbmckennon

dbbmckennnon

San Diego, California